300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 10, 2011

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie

                 J. Nolan McWilliams

Re:	YRC Worldwide Inc. Preliminary Proxy Statement on Schedule 14A Filed August 1, 2011 File No. 000-12255

Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment raised in the letter, dated August 8, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to James L. Welch, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on August 1, 2011 (the “Proxy Statement”). The Company will file with the Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation S-T thereunder, a Definitive Proxy Statement on Schedule 14A once the staff of the Commission confirms that all of its comments to the Proxy Statement have been addressed by the Company. The response below corresponds to the caption and number of the staff’s comment, which is reproduced in its entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Proxy Statement.

Hong Kong      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

Securities and Exchange Commission

August 10, 2011

The Company’s response is as follows:

Proposal No. 1, page 10

Please revise your proxy to present the approval of the Merger Agreement and the approval of the Charter Amendment Merger as separate proposals or advise. If any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals. Refer to Exchange Act Rule 14a-4(a)(3).

Response: The Company respectfully advises that pursuant to Section 251 (“Section 251”) of the Delaware General Corporation Law (“DGCL”), stockholder approval of the Merger Agreement provides the Company the statutory approval to file a certificate of merger with the Secretary of State of the State of Delaware and thereby cause the Charter Amendment Merger to become effective. Under Section 251, there is no separate stockholder vote contemplated or provided for to authorize the Charter Amendment Merger. Most important to note is that, in this situation, the sole purpose of the merger is to amend and restate the Company’s certificate of incorporation as is permitted by Section 251 and, therefore, the amended and restated certificate of incorporation is not a separate matter to be acted upon by the stockholders. If the Merger Agreement is approved, the amended and restated certificate of incorporation will be solely in the form provided as an exhibit to the Merger Agreement attached to the Proxy Statement as Appendix A and in the certificate of merger attached to the Proxy Statement as Appendix B. The Company believes that to have a separate voting proposal for the Charter Amendment Merger would be to provide for an illusory and potentially misleading vote because the stockholder vote for the Merger Agreement in proposal No. 1 is the only stockholder authorization necessary for the Charter Amendment Merger itself.

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Securities and Exchange Commission

August 10, 2011

The Company will furnish a letter at the time it files the Definitive Proxy Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comment. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.